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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Cape, C. Wayne (Last) (First) (Middle)		Optio Software, Inc. (OPTO)

	c/o Optio Software, Inc. 3015 Windward Plaza, Windward Fairways II (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			December 30, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Alpharetta GA 30005 (City) (State) (Zip)		☒(1)	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☒(1)	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☒(2)	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		12/30/02				J(2)							3,941,520		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option		$0.05		12/30/02				J(2)

	Stock Option		$0.002		12/30/02				J(2)

	Stock Option		$0.80		12/30/02				J(2)

	Stock Option		$0.80		12/30/02				J(2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	11/18/93			Common Stock	500,000						D

	2/1/89			Common Stock	500,000						D

	2/9/98	2/9/08		Common Stock	1,000,000						D

	(3)	2/9/08		Common Stock	1,000,000				3,000,000		D

Explanation of Responses:

(1) Chairman of the Board and Chief Executive Officer.

(2) The reporting person is a member of a Section 13(d) group of which the members agreed to vote in concert to increase the size of the board of directors of the Issuer and elect new directors, as more fully described in the group Schedule 13D filed with the Securities and Exchange Commission on January 6, 2003. For purposes of this filing, the reporting person disclaims beneficial ownership of the securities beneficially owned by the other members of the group.

(3) Four year vesting: as 2/9/99 exercisable as to 250,000 shares; as of 2/9/00 exercisable as to 250,000 shares; as of 2/9/01 exercisable as to 250,000 shares; as of 2/9/02 exercisable as to 250,000 shares.

/s/ C. WAYNE CAPE	February 11, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.